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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December 3, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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UK:  7:30 am  GMT Wednesday         US:  2:30 am EST Wednesday
     December 3, 1997                    December 3, 1997

Please contact: Martin C. Waters                US: 650-404-7090
                President
                Chief Executive Officer

                Anthony R. Muller               US: 650-404-7070
                Senior Vice President
                Chief Financial Officer

                Giles Sanderson/Edward Bridges  UK: 0171 831 3113
                Financial Dynamics

Micro Focus Announces Increased Revenue Growth for Third Quarter
----------------------------------------------------------------

London, England and Mountain View, California, December 3, 1997 - Micro Focus Group Plc (NASDAQ: MIFGY) today announced net revenue for its third quarter ended October 31, 1997 of $40,992,000 (GBP 25,366,000), as compared to the $28,285,000 (GBP 18,131,000) reported in last year's third quarter. Net income for the quarter was $3,831,000 or $.24 per share (GBP 2,708,000 or 17.6 pence per share), as compared to the $1,080,000 or $.07 per share (GBP 679,000 or 4.5 pence per share) reported for the third quarter of the prior year. Results for the quarter reflect 10% growth in net revenue from the $37,326,000 (GBP 22,774,000) reported in the second quarter of the current year when the Company reported net income of $2,975,000 or $0.18 per share (GBP 2,088,000 or 13.8 pence per share).

For the first nine months of the current year Micro Focus reported net revenue of $108,432,000 (GBP 66,715,000) and net income of $9,093,000 or $0.57 per share
(GBP 6,173,000 or 40.3 pence per share). This net revenue reflects growth of 35% above the $80,542,000 (GBP 52,271,000) reported for the comparable prior year period when the Company reported a net loss of $13,222,000 or $0.87 per share (GBP 8,737,000 or 57.7 pence per share). The prior year's results included a restructuring charge of $8,000,000 (GBP 5,195,000).

"The third quarter was an important one for new Micro Focus products," said Martin Waters, President and CEO. "We realized important bookings and revenue for SmartFind/2000(TM), our advanced detection product for Year 2000 solutions. We also introduced and shipped NetExpress(TM), our advanced Windows NT(TM) system for taking enterprise computing systems to the Internet. Delivery of these products represent important steps in the execution of our strategy of providing tools and services to users that maximize their return on investment in their mainframe applications by taking advantage of emerging technologies."

"Our revenue growth and operating margin increased again during the quarter," added Anthony R. Muller, Senior Vice President and Chief Financial Officer. "We are pleased to report to our shareholders that Micro Focus is a growing, profitable supplier of advanced software products and services."

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Micro Focus also announced the  appointment of J. Sidney Webb as a non-executive director of the Company. Mr. Webb is the Chairman of the Board of The Titan Corporation, a position he has held since May, 1984. In addition, Mr. Webb serves as a director of EIP Microwave, Inc., Plantronics, Inc. and Visigenics Software, Inc. J. Michael Gullard, Chairman of the Board noted, "We are committed to increasing the number of outside directors with relevant skills and experience to the Micro Focus Board. Sid Webb will be a valuable addition to the Board."

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to:
     - manage and extend their enterprise applications for developing and deploying production systems in distributed environments;
     -    move application development and maintenance off of the mainframe; and
     - reengineer systems to handle the millennium date change and the change to Euro currency.

Micro Focus is located in the US at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938-3700 and in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1997 and the Company's Form 6-K reports for the quarters ended April 30 and July 31, all as filed with the SEC, as they may be updated or amended with future filings.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1997 are based on the audited financial statements which have been filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1997 were unqualified. Copies of the Annual Report for the year ended January 31, 1997 are available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN, or on the Securities and Exchange Commission Internet web site www.sec.gov. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.

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MICRO FOCUS GROUP PLC - THIRD QUARTER ENDED OCTOBER 31, 1997
CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT
----------------------------------------------------------------------
(Unaudited)                    Three months ended   Nine months ended
in thousands of US dollars          October 31         October 31
(except per share data)            1997      1996   1997        1996
----------------------------------------------------------------------
Net revenue
 Product revenue                  26,178   16,435   65,465     45,675
 Service revenue                  14,814   11,850   42,967     34,867
----------------------------------------------------------------------
 Total net revenue                40,992   28,285  108,432     80,542
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue           2,924    2,156    7,785      7,067
 Cost of service revenue           7,053    4,527   18,198     14,127
----------------------------------------------------------------------
 Total cost of revenue             9,977    6,683   25,983     21,194
----------------------------------------------------------------------
Gross profit                      31,015   21,602   82,449     59,348
----------------------------------------------------------------------
Operating expenses
 Research and development          8,162    8,167   23,582     26,027
 Sales and marketing              15,393    9,935   40,307     33,124
 General and administrative        2,756    2,399    7,938      6,805
 Non-recurring charges                -        -        -       8,000
----------------------------------------------------------------------
 Total operating expenses         26,311   20,501   71,827     73,956
----------------------------------------------------------------------
Income (loss) from operations      4,704    1,101   10,622    (14,608)
Interest income                    1,050      626    3,023      1,978
Interest expense                     (36)     (12)     (73)       (29)
----------------------------------------------------------------------
Income (loss) before taxes         5,718    1,715   13,572    (12,659)
Income taxes                      (1,887)    (635)  (4,479)      (563)
----------------------------------------------------------------------
Net income (loss)                  3,831    1,080    9,093    (13,222)
----------------------------------------------------------------------
Net income (loss) per share
 (in US dollars)                    0.24     0.07     0.57      (0.87)
----------------------------------------------------------------------
Weighted average number of shares
 outstanding (thousands)          16,240   15,162   16,091     15,162
======================================================================

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MICRO FOCUS GROUP PLC - THIRD QUARTER ENDED OCTOBER 31, 1997
CONSOLIDATED BALANCE SHEETS - IN US FORMAT
----------------------------------------------------------------------
in thousands of US dollars                      October 31 January 31
                                                    1997        1997
                                                (unaudited)
----------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                          40,096     71,560
 Short-term investments                             37,710         -
 Accounts receivable, net                           29,751     20,275
 Inventories                                           577        774
 Prepaid expenses and other assets                   2,977      2,490
----------------------------------------------------------------------
Total current assets                               111,111     95,099
----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                 38,669     32,868
 Goodwill, net                                       5,810         -
 Software product assets, net                       21,482     23,344
----------------------------------------------------------------------
Total assets                                       177,072    151,311
----------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
 Bank loans                                          1,718         -
 Accounts payable                                    6,397      4,886
 Accrued employee compensation
     and commissions                                 9,387      5,811
 Income taxes payable                                8,008      4,142
 Deferred revenue                                   26,624     26,635
 Other current liabilities                           9,087     11,047
----------------------------------------------------------------------
Total current liabilities                           61,221     52,521
----------------------------------------------------------------------
Long-term debt and other liabilities                    21         24
Deferred income taxes                               10,425      9,983
Shareholders' equity:
 Ordinary shares                                     2,440      2,389
 Additional paid-in capital                         32,705     27,468
 Unrealized gain on available-for-sale
         securities, net of tax                         17         -
 Treasury stock                                     (7,822)    (8,959)
 Cumulative exchange (loss)                         (1,261)    (2,391)
 Retained earnings                                  79,326     70,276
----------------------------------------------------------------------
 Total shareholders' equity                        105,405     88,783
----------------------------------------------------------------------
Total liabilities and
         shareholders' equity                      177,072    151,311
======================================================================

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MICRO FOCUS GROUP PLC - THIRD QUARTER ENDED OCTOBER 31, 1997
CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN UK FORMAT
----------------------------------------------------------------------
(Unaudited)                    Three months ended   Nine months ended
in thousands of GB pounds           October 31         October 31
(except per share data)            1997      1996   1997        1996
----------------------------------------------------------------------
Revenue
 Product revenue                  16,200   10,535   40,306     29,611
 Service revenue                   9,166    7,596   26,409     22,660
----------------------------------------------------------------------
 Total revenue                    25,366   18,131   66,715     52,271
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue           1,820    1,382    4,737      4,604
 Cost of service revenue           4,363    2,902   11,187      9,186
----------------------------------------------------------------------
 Total cost of revenue             6,183    4,284   15,924     13,790
----------------------------------------------------------------------
Gross profit                      19,183   13,847   50,791     38,481
----------------------------------------------------------------------
Operating expenses
 Research and development          5,049    5,231   14,497     18,434
 Sales and marketing               9,527    6,369   24,781     22,140
 General and administrative        1,395    1,542    4,314      7,538
----------------------------------------------------------------------
Total operating expenses          15,971   13,142   43,592     48,112
----------------------------------------------------------------------
Operating profit / (loss)          3,212      705    7,199     (9,631)
Interest income                      650      401    1,857      1,285
Interest expense                     (22)      (8)     (45)       (19)
----------------------------------------------------------------------
Profit/(loss) before taxation      3,840    1,098    9,011     (8,365)
Taxation                          (1,132)    (419)  (2,838)      (372)
----------------------------------------------------------------------
Profit/(loss) after taxation       2,708      679    6,173     (8,737)
----------------------------------------------------------------------
Earnings/(loss) per share           17.6p     4.5p    40.3p    (57.7p)
======================================================================

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MICRO FOCUS GROUP PLC - THIRD QUARTER ENDED OCTOBER 31, 1997
CONSOLIDATED BALANCE SHEET - IN UK FORMAT
----------------------------------------------------------------------
in thousands of GB pounds                       October 31 January 31
                                                    1997        1997
                                                (unaudited)
----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                            12,864     14,590
 Tangible fixed assets                              23,155     20,543
 Investment                                          4,919      5,634
----------------------------------------------------------------------
Total fixed assets                                  40,938     40,767
----------------------------------------------------------------------
Current assets
 Stock                                                 346        484
 Trade debtors                                      17,815     12,672
 Other debtors and prepaid expenses                  1,783      1,556
 Cash and bank deposits                             46,590     44,725
----------------------------------------------------------------------
Total current assets                                66,534     59,437
----------------------------------------------------------------------
Creditors: amounts falling due within one year:
 Bank loans and overdrafts                           1,029         -
 Trade creditors                                     3,733      3,054
 Accrued employee compensation
      and commissions                                5,621      3,632
 Current corporation tax                             4,855      2,590
 Accrued expenses and
      other current liabilities                      5,539      6,904
 Deferred revenue                                   15,943     16,646
----------------------------------------------------------------------
Total current liabilities                           36,720     32,826
----------------------------------------------------------------------
Net current assets                                  29,814     26,611
----------------------------------------------------------------------
Total assets less current liabilities               70,752     67,378
Creditors: amounts falling due
      after more than one year                          13         15
Provision for liabilities and charges:
 Deferred taxation                                   6,240      6,239
----------------------------------------------------------------------
Net assets                                          64,499     61,124
----------------------------------------------------------------------

Capital and reserves
 Called up share capital                             1,548      1,517
 Share premium and other reserves                   20,633     18,071
 Profit and loss account                            42,318     41,536
----------------------------------------------------------------------
Total shareholders' funds                           64,499     61,124
======================================================================


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: December 3, 1997                  By:  /s/ Loren E. Hilllberg
                                             -----------------------------------
                                             Loren E. Hillberg, Secretary